“Filed by Eurasian Minerals Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Bullion Monarch Mining, Inc.
Subject Company’s Commission File No.: 0-54045”

Presentation at Annual Business Managers Meeting on February 28, 2012

Excerpted from BULM’s October 2011

Corporate Presentation

Cautionary Statements

Forward -Looking Statements

Statements contained in this Presentation that are not based on historical fact are “forward-looking statements.” Forward-looking statements may be identified by the use of forward-looking terminology such as “may,” “expect,” “believe,” “estimate,” “anticipate,” “intend,” “plan,” “continue” and similar terms. There are a number of risks, uncertainties and other factors that could cause our or Bullion’s actual results, performance, prospects or opportunities to differ materially from those expressed or implied in these forward-looking statements. Except as otherwise required by applicable law, neither we nor Bullion undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changes in circumstances or any other reason after the date of this Presentation.

In addition, any statements about the expected timing, completion and effects of the proposed merger with Bullion constitute forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, as they are based on current expectations and involve a number of assumptions, risks and uncertainties that could cause actual results to differ materially from those projected in the forward-looking statements. A number of the matters that may be discussed herewith that are not historical or current facts deal with potential future circumstances and developments, in particular, whether and when the transactions contemplated by the Agreement and Plan of Merger, dated February 7, 2012, by and among us, Bullion and EMX (Utah) Corp., will be consummated. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from actual future experience involving any one or more of such matters. Such risks and uncertainties include: the timing of completion of the merger, future financial and operating results, approval of the merger by Bullion shareholders; and the satisfaction of various other conditions to the closing of the transactions described in the merger agreement.

Additional Information and Where to Find It

In connection with the proposed acquisition, Bullion plans to file with the Securities and Exchange Commission (the “SEC”) and mail to its shareholders a Proxy Statement/Prospectus and Eurasian plans to file with the SEC a Registration Statement on Form F-4. The Proxy Statement/Prospectus and the Registration Statement will contain important information about Eurasian, Bullion, the proposed acquisition and related matters. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT CAREFULLY WHEN THEY ARE AVAILABLE. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus and the Registration Statement and other documents filed with the SEC by Eurasian and Bullion through the website maintained by the SEC at www.sec.gov and by contacting Eurasian Investor Relations at (303) 973-8585 or Bullion at (801) 426-8111. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC on Eurasian’s website at www.eurasianminerals.com and on Bullion’s website at www.bullionmm.com.

Cautionary Statements, continued

Participants in the Proposed Acquisition of Bullion

Eurasian, Bullion and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Bullion in respect of the proposed acquisition. Information about the directors and executive officers of Eurasian can be found in its 2011 management’s information circular dated July 19, 2011 and available at www.sedar.com. Information about Bullion’s directors and executive officers is set forth in Bullion’s proxy statement on Schedule 14A filed with the SEC on August 29, 2011. Additional information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of Bullion shareholders in connection with the proposed acquisition will be set forth in the Proxy Statement/Prospectus described above when it is filed with the SEC. You can obtain free copies of this document from Eurasian or Bullion using the contact information above.

Mineral Reserves Information

Cautionary Note to U.S. Investors: The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. Certain terms may be used in this Presentation, such as “reserves,” “resources,” “geological resources,” “proven,” “probable,” “measured,” “indicated” or “inferred,” which may not be consistent with the reserve definitions established by the SEC.

Adjacent Property Information

This Presentation may contain information about adjacent properties on which Bullion has no right to explore or mine. We advise U.S. investors that the SEC’s mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on Bullion’s or our properties.

2011 Company Milestones

•	Initiated Canadian stock exchange listing effort

•	Contracted with Haywood Securities as Canadian investment bank

•	Finalized purchase of Douravé with 5 million shares of Bullion Monarch

•	Annual net income increased by 142% from previous year

•	EnShale granted U.S. patent on process for oil production from oil shale

•	Rights exchange expires reducing outstanding shares by over 4.2 million

Management & Directors

R.Don Morris, CEO, Chairman
•	Veteran geologist with over 40 years of experience in managing public corporations
•	He staked and sold several claim blocks in Nevada, including: Leeville, East Orebody, Goldstrike, Blue Star and Firecreek

James A. (Andy) Morris, President, Director
•	Former CEO of Zephyr Gold Enterprises, founder of Utah Golf Equipment
•	Board member of Bullion Monarch since 1992

Phillip Manning, CFO
•	Finance industry veteran with over 20 years of management experience
•	Worked with Merrill Lynch, RCA Corporation, Bright Trading

John DeMara, Director
•	Over 12 years of corporate accounting experience with Deloitte & Touche, LLP
•	Certified Public Accountant and member of the Society of Petroleum Accountants

John Hurley, Director
•	Over 30 years of experience with public resource sector companies as partner with McGovern, Hurley, Cunningham
•	Currently the Chief Financial Officer of Canstar Resources Inc.

Nathanael C.Bryson, Director
•	Currently the CFO of CK&C Inc., and the CEO and General Counsel of Optini LLC
•	Holds an MBA from University of Southern California and a J.D. from Pepperdine School of Law

Sergio Aquino, Geologist
•	Has 31 years of experience in the mining sector and is founder of Serabi Mining
•	President of Douravé Mineraçao and the West Para State Gold Miners Syndicate

Ruari McKnight, Geologist
•	Founding partner of Douravé and VP Exploration and co-founder of Serabi Mining
•	Country Director of Douravé Mineraçao & Exploraçao Mineral

Bullion Monarch (BULM.QB) Overview

Investment Highlights	•	Strong and growing royalty portfolio in Nevada generating $7M+ in annual revenue
	•	Gold exploration properties create pipeline of potential royalty opportunities
	•	Attractiv evaluation underpinned by current royalty revenue with significant upside through gold price growth, expanding production, and exploration potential

Currently Producing Royalty: Leeville	•	Flagship royalty is a 1% GSR royalty that includes Newmont’s Leeville Mine
	•	Located in Nevada’sprolific CarlinTrend gold district
	•	Expected to generate royalty revenues of $7M + per year for 10+ years (@US$1,400/oz)

Near-term Producing Royalty: Maggie Creek	•	Maggie Creek: 3% GSR royalty in Nevada operated by Newmont
	•	North Pipeline: 4% NSR royalty in Nevada operated by Pacific Gold
	•	Golden Ibex: 1% NSR royalty in Oregon operated by Golden Ibex

Gold Exploration in Brazil: Bom Jesus	•	100% owned 120.03 km2 property with historical production
	•	Drill program started at Bom Jesus with 3,300 meters of diamond core complete
	•	43-101completed on property

Leverage to Increasing Gold Price

•	Royalty cash flows coming mostly from a strong operator: Newmont Mining

•	Royalty revenue is highly leveraged to the increasing gold price

•	1% GSR removes risk of any operating cost inflation

Bullion Monarch– Annual Leeville Royalty Revenue Sensitivity *

Production Stage Royalty Portfolio

•	Currently producing approximately 500,000 oz Au/yr from the Leeville mine operated by Newmont Mining, with potential for expansion

•	Bullion Monarch Mining’s flagship royalty is a 1% GSR[1] royalty located in the Carlin Trend of Northeastern Nevada which includes portions of the following mines and deposits (collectively, the “Leeville Royalty”):

Bullion Monarch – Production StageRoyalty Portfolio

Property	Royalty	Operator	Status
Leeville Underground	1%GSR	Newmont	Production
East Ore Mine	1%GSR	Newmont	Production
Carlin East UG Mine	1%GSR	Newmont	Production
Four Corners Deposit	1%GSR	Newmont	Pre-Production
North Lantern Mine	1%GSR	Newmont	Production
Turf Deposit	1%GSR	Newmont	Delineation

1. Gross Smelter Return

Leeville Royalty – Overview

•	The Leeville mine reached commercial production in August 2009

•	Currently operating at ~3,200 tons per day with an average grade of 0.43 oz/ton Au

•	Annual production of ~500,000 oz Au expected over 10+ year LOM

•	Currently producing annual royalty revenue to Bullion Monarch of ~$7M at US$1,400/oz gold price

•	Aggressive exploration and development underway by Newmont could significantly increase production and/or extend the mine life

Exploration Stage Royalty Portfolio

•	Bullion Monarch also holds a portfolio of royalty interests in several gold exploration properties located in Nevada and Oregon

Bullion Monarch – Exploration Stage Royalty Portfolio

Property	Location	Royalty	Operator	Status	Production Start
Maggie Creek	Nevada	3% GSR	Newmont	Exploration	N/A
North Pipeline	Nevada	4% NSR	Pacific Gold	Pre-Production	Q4/2011
Golden Ibex	Oregon	1% NSR	Golden Ibex	Exploration	N/A

Maggie Creek Property

•	Bullion Monarch holds a 3% GSR royalty on the Maggie Creek Property[1]

•	Located in the Carlin Trend, adjoining currently producing Newmont South operations

•	Claim areas are less than ½ mile from Newmont’s Gold Quarry Pitand Chucker Mine Portal

•	Newmont has completed 120,000m of drilling since 2009 in the Greater Gold Quarry area

1. Sections 12and14onthemap

North Pipeline Property

•	Bullion Monarch holds a 4% NSR royalty on the alluvial operations at the property owned by Pacific Gold

•	Bullion retains100% of hard rock rights

•	Anticipated to generate royalty revenue of US$240,000 in FY2012

•	US$75,000 hard rock exploration program planned for 2012 by Bullion Monarch

Golden Ibex Property

•	Bullion Monarch holds a 1% NSRon a project near Sumpter, Oregonin the Blue Mountain Gold Belt

•	Bullion Monarch holds a 2.4% equity interest in the operator of the property, Golden Ibex

•	43-101 resource expected by end of 2011 from Golden Ibex (project currently has a small non-compliant historic resource)

•	Golden Ibex has committed US$500,000 on exploration in 2011 with over US$300,000 spent to date

Brazil Exploration Projects Location

The strategy is to prove up resources and either develop the properties or form joint-ventures	Property Details	Owner (ticker symbol)	Market Cap	Resources	Status
	Coringa	Magellan Minerals (MNM-V)	C$63M	368k oz Auresource @ 8.7g/t	• Pre-Feasibility
	Cuiu Cuiu	Magellan Minerals (MNM-V)	C$63M	1.3M oz Auresource @ 1.2g/t	• Scoping Study
	Palito	Serabi Mining (SBI-V)	C$19M	772k oz Auresource @ 6.5g/t	• Past Producer /Exploration
	Sao Domingos	Aurora Gold (ARXG-OTC)	C$8M	181k oz Auresource @ 3.9g/t	• Scoping Study
	Sao Jorge	Brazilian Gold (BGC-V)	C$83M	793k oz Auresource @ 1.2g/t	• Scoping Study
	Tocantinzinho	Eldorado Gold (ELD-T)	C$11B	2.5M oz Auresource @ 1.0g/t	• Pre-Feasibility
	Villa Porto Rico	Amerix (APM-V)	C$11M	250k oz Auresource @ 5.8g/t	• Scoping Study

Bom Jesus Property – Brazil

•	Bullion Monarch owns 100% of this 120.03 km2 project

•	Significant historical production by artisanal miners

•	Mineralized zone ~3 km long by 600 m wide has been defined through geochemical survey

•	Vein system with a strike length of ~700 m at depths of up to 100 m identified by diamond drilling

•	2012 exploration program includes
• 1,897 line km airborne magnetic survey
• 5,000 m (20-25 holes) diamond drilling
• Field sampling and preliminary metallurgical testwork

Other Exploration Properties

Ouro Mil (Brazil)	•	Located in the Tocantinzinho Trend along strike of Magellan Mineral’s Cuiu Cuiu project and Eldorado’s Tocantinzinho project
	•	Presence of a large 1.4 km x 1km gold anomaly confirmed
	•	Brazilian Gold is earning a 70% interest in the project for ~US$5.5M over 4 years

Pontal do Paranaita (Brazil)	•	70 km2 located close to the municipality of Paranaíta in the State of Mato Grosso
	•	More than ten samples with values between 0.5 g/t Au up to 3.48 g/t Au taken over a 2,250m prospective area (including grab sample at 114.05 g/t Au and 302.73 g/t Au)

Bom Jardim (Brazil)	•	211.62 km2 property located on the prospective Tocantinzinho trend
	•	Geochem signatures highlight potential large volume, disseminated sulphide targets
	•	Neighboring property owners include Tristar Gold and Magellan Minerals

Calderas (Brazil)	•	17 km by 10 km elliptic structure identified as being of volcanic origin
	•	283.55 km2 staked Northern and Western extensions of potentially volcanic structure

Ophir (Utah)	•	100% interest in 5 patented claims located close to Kennecott’s Bingham pit in Tooele County, Utah
	•	Multiple parties have expressed interest in acquiring these claims from Bullion

Investment Highlights

Long-term stable revenue stream primarily from Newmont Mining operations

Leverage to precious metals

Additional royalty potential

Low political and operational risk

Experienced management team

Appendix

Royalty Development Property Locations

BOM JARDIM
CALDERA
OURO MIL
BOM JESUS
N
Legend
Garimpo
Road
Bullion/Dourave Projects
3rd Party
Aurora Gold Mineração Ltda
TriStar Gold
Golden Tapajós Mineração LTDA.
Magellan Mineração
Serabi Mineração S.a.
Eldorado Gold

Bom Jesus– Regional Geology

•	Located in the Tapajos region of southwestern Para State, within the Archean to Proterozoicage Brazilian Shield

•	Tapajos epithermal systems are characterized by a widespread and intense multistage hydroterhmal alteration

•	Bom Jesus holds potential for two deposit types:

• Oxidized laterite soil and blocks of quartz veins,and

• Hard rock mineralization

Bom Jesus– Proposed Geophysics

560000
565000
570000
575000
Linhas de 50 m = 271 x 7 km => 1,897 km
Linhas de 100 m = 136 x 7 km => 952 km
LEGENDA
bomjesus_requerimento
Linhas_de_100_metros
Linhas_de_50_metros
Hidrografia_Bifilar
Hidrografia_Unifiliar
3 km
DOURAVE MINERAÇÃO E EXPLORAÇÃO MINERAL LTDA
PROGRAMAÇÃO. GEOFÍSICA AEREA
Projeto Bom Jesus
Ruari McKnight
1:75.000
30/01/2007
Wladimir Antonio

Bom Jesus– Stream Sediment Sampling

LEGENDA
Área garimpada
Geoquimica SC
Au_ppb
DOURADO MINERAÇÃO E EXPLORAÇÃO MINERAL LTDA
Sedimento de Corrente + Prog. Malha
Projeto Boa Jiras

Ouro Mil– Exploration

FIGURE 30 OURO MIL MAGNETIC ANALYTICAL SIGNAL & GEOCHEMICAL RESULTS : AU MMI

Ouro Mil Project: MMI Au Contours & Magnetic Analytical Signal
N
Ouro Mil
Dourave Mining & Exploration Inc
Ouro Mil Project
Au MMI Contours &
Magnetic Analytical Signal
0
250
500
1,000
metres

Ouro Mil – Exploration

3 ha 850415/2004
850415/2004
1530,27 ha
850539/2010
Project lies strategically on the Tocantinzinho Trend along strike of Magellan Mineral's Cuiu Cuiu project and El Dorado's Tocantinzinho project with reserves 2.5 Moz Au. Sampling of shafts and galleries return bonanza grades. Geological setting has the potential to host large, disseminated mineralized zones within the predominant granitic and mafic suites.
MAPA DE LOCALIZAÇÃO
Paulo Carvalho
Wladimir Antonio

Pontal do Paranaita Project

AMAZONAS
MANAUS
PARA
BELEM
Project Area
MATO GROSSO
CUIABA
GOIAS
BRASILIA
MINAS GERAIS
SAO PAULO
RIO DE JANEIRO
SAO PAULO
RIO GRANDE DO SUL
Pontal do Paranaita

Pontal do Paranaita Project Location Map Brazil.

Legend

Pontal do Paranaita Project Soil Geochem Map Au

Exploration permit map in vicinity of Pontal de Paranaita Project

Bom Jardim Project

Calderas Project